Exhibit 99.1

Amarin Completes Target Patient Enrollment in North American Phase III Trial of
Miraxion™ in Huntington’s Disease

LONDON, United Kingdom, June 29, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it has successfully achieved target patient enrollment in the North American Phase III clinical trial of Miraxion in Huntington's disease (HD).

The target of three hundred randomized patients with HD in the TREND study, which is being conducted by the Huntington Study Group (HSG) at 42 neurology centers in the U.S. and Canada, has been met. The trial is evaluating the effects of Miraxion compared to placebo using the Total Motor Score-4 (TMS-4) subscale of the Unified Huntington’s Disease Rating Scale (UHDRS). It is hoped that patients treated with Miraxion at a dose of 2 grams per day (1 gram twice daily) for 6 months will demonstrate significant improvements in their motor functioning as measured by TMS-4. Motor dysfunction is a prominent and progressively deteriorating feature of HD, an ultimately fatal genetic disease causing uncontrolled movements, loss of intellectual faculties, emotional disturbances, psychosis and dementia. Currently, there are limited treatment options for HD patients. There is no specifically approved treatment in the US to prevent the symptoms of HD or to delay its progression. Earlier studies of Miraxion showed encouraging improvements in motor function in HD patients.

Rick Stewart, Chief Executive Officer of Amarin, commented; "Enrolling 300 individuals in this U.S. and Canadian Phase III trial is an enormous achievement for Amarin. With over 540 patients, the combined U.S., Canadian and European trials form one of the largest therapeutic programs ever conducted in HD. The support and involvement of the HSG has been instrumental to our success in meeting our enrollment target for such a large trial within nine months. We look forward to completing the treatment phase of this trial by year end and eagerly await its clinical result.”

Miraxion has Orphan Drug designation in both the U.S. and Europe and has Fast-Track designation from the FDA for review of the New Drug Application for HD. The Phase III trials are being conducted under a Special Protocol Assessment (SPA), a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials involving designated Orphan Drugs.

The Huntington Study Group (www.huntington-study-group.org), based at the University of Rochester, is a non-profit group of leading physicians and other health care providers from medical centres in the U.S., Canada, Europe and Australia, experienced in the care of HD patients and dedicated to clinical research in HD.

“The European Phase III clinical trial of Miraxion in HD was initiated three months after the U.S. study and remains on schedule for full patient enrollment by late summer,” concluded Mr. Stewart.

About Amarin

Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Amarin has a late-stage drug development pipeline. Miraxion, Amarin’s lead development compound, is in Phase III development for Huntington’s disease, Phase II development for depressive disorders and preclinical development for Parkinson’s disease. Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted Fast Track designation by the FDA and has received Orphan Drug designation in the US and Europe. Miraxion’s development pipeline also includes the recently acquired global rights to a novel oral formulation of apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart	Chief Executive Officer
Alan Cooke	Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz
Anne Marie Fields

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson
Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of June 29, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease and the development of our novel oral formulation of apomorphine, as an alternative to the currently available injectable formulation of apomorphine; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labelling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in UK and US generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.